811-06378
Branch 18
(Templeton Developing Markets Trust

40-33



FRANKLIN TEMPLETON
INVESTMENTS



11000340

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

December 12, 2011



Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: *In re Mutual Funds Investment Litigation, MDL 1586, Case No. 04-md-15862*

Ladies and Gentlemen:

Pursuant to Section 33(a) of the 1940 Act, we are enclosing for filing the following court orders (each dated December 9, 2011) with respect to the class action in the above-mentioned consolidated multi-district litigation, which we previously reported to your office:

Final Order and Judgment Approving Settlements and the Stipulation and Releases and Dismissing Actions (Stipulation and Releases attached);

Order Approving Plan of Allocation; and

Order Awarding Fees and Expenses to Plaintiffs' Counsel and the Plaintiff's Award in Connection with the Settlements and the Stipulation and Releases in the Franklin Templeton Sub-Track

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon

Aliya S. Gordon
Senior Associate General Counsel
Franklin Templeton Investments

Encls.

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Motz)
[Franklin Templeton Sub-Track]	
Sharkey IRO/IRA v. Franklin Resources, *et al.*	Case No. 04-md-1310

FINAL ORDER AND JUDGMENT APPROVING SETTLEMENTS AND THE STIPULATION AND RELEASES AND DISMISSING ACTIONS AGAINST THE DEFENDANTS

A hearing having been held before this Court on October 25, 2011 to determine:

(1) whether the resolution embodied in the Stipulation and Releases, dated March 14, 2011 (the "Stipulation") is fair, reasonable and adequate for the resolution of all claims asserted by the Plaintiff against the Franklin Defendants (together, with the Third Party Settling Defendants (defined below), the "Defendants")[1] in the Action;

(2) whether the settlements embodied in (a) the Franklin-Templeton/Bear Stearns Severed Agreement and Stipulation of Settlement dated January 15, 2010 (the "Bear Stearns Severed Settlement"), entered into between Plaintiff, on the one hand, and

[1] Unless otherwise noted, all capitalized terms shall have the same definition as in the Stipulation.

Bear, Stearns & Co. Inc., Bear, Stearns Securities Corp. and The Bear Stearns Companies Inc., currently known as J.P. Morgan Securities Inc., J.P. Morgan Clearing Corp. and The Bear Stearns Companies LLC, respectively (the "Bear Stearns Entities"), on the other hand; (b) the Franklin-Templeton/Canary Severed Agreement and Stipulation of Settlement dated January 26, 2010 (the "Canary Severed Settlement"), entered into among Plaintiff, and Fund Derivative Plaintiffs (defined below), on the one hand, and Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC, and Edward Stern (the "Canary Entities"), on the other hand; (c) the Franklin-Templeton/BAS Severed Agreement and Stipulation of Settlement dated May 17, 2011 (the "BAS Severed Settlement"), entered into among Plaintiff, Fund Derivative Plaintiffs and Banc of America Securities LLC ("BAS"); and the settlement reached with Security Brokerage, Inc., DCIP, L.P., RCIP, L.P., the Security Brokerage, Inc. Profit Sharing Trust, now known as the Calugar Corporation Profit Sharing Trust, and any successors thereto, and Daniel G. Calugar (collectively, "Security Brokerage") (the "Security Brokerage Settlement")[2] are fair, reasonable and adequate for the settlements of

[2] The Bear Stearns Entities, the Canary Entities, BAS, and Security Brokerage are collectively referred to herein as the "Third Party Settling Defendants." The Bear Stearns Severed Settlement, the Canary Severed Settlement, the BAS Severed Settlement, and the Security Brokerage Settlement are referred to herein jointly as the "Third Party Settlements." The "Fund Derivative Action" means *McAlvey et al. v. Franklin Resources Inc. et al.*, No. 04-cv-01274, and all constituent actions (including *Banner, et al. v. Franklin Resources, Inc., et al.*, 04-cv-1452; *Marcus, et al. v. Franklin Resources, Inc.*, 04-cv-1451; and *Denenberg v. Franklin Resources Inc., et al.*, 04-cv-1453), as to which a consolidated amended fund derivative complaint was filed on or about September 29, 2004 in the Franklin Sub-Track. The "Fund Derivative Plaintiffs" are the named plaintiffs who purport to sue derivatively on behalf of certain Franklin Funds in the Fund Derivative Action. The Action and the Fund Derivative Action shall be referred to herein collectively as the "Actions."

all claims asserted by the Plaintiff against the Third Party Settling Defendants, and the claims asserted by Fund Derivative Plaintiffs against the Canary Entities and BAS;

(3) whether judgment should be entered dismissing all Released Claims (including as that term is defined in the Third Party Settlements) brought by or on behalf of the Plaintiff Releasing Parties (and, with respect to the Third Party Settlements, the "Releasing Plaintiffs Parties") against the Franklin Released Parties (and, with respect to the Third Party Settlements, the Released Parties[3]) in any case or complaint transferred to or filed in the Franklin Sub-Track with prejudice, and all other claims brought by the Plaintiff Releasing Parties/Releasing Plaintiffs Parties against the Franklin Released Parties or other Released Parties (with respect to the Third Party Settlements) in any case or complaint transferred to or filed in the Franklin Sub-Track without prejudice, it being understood that nothing in this Order shall be deemed to affect the claims asserted in the Fund Derivative Action, other than the claims asserted therein against the Canary Entities and BAS;

(4) whether the Plaintiff Releasing Parties, and (with respect to the Third Party Settlements) the Releasing Plaintiffs Parties, on behalf of themselves, their heirs, executors, administrators, successors, and assigns, shall be deemed to have released and forever discharged the Released Claims, and shall forever be enjoined from prosecuting the Released Claims, against the Franklin Released Parties, or (with respect to the Third Party Settlements), the Released Parties;

---

[3] The "Released Parties" are the Bank of America Released Parties, the Bear Stearns Released Parties, and the Canary Released Parties, and Security Brokerage, as defined in the respective Third Party Settlements.

(5) whether the Franklin Released Parties and/or the Released Parties shall be deemed to have released and forever discharged the Released Franklin Claims or Released Parties' Claims (as that term is defined in the Third Party Settlements), and shall forever be enjoined from prosecuting the Released Franklin Claims or (with respect to the Third Party Settlements) Released Parties' Claims, against the Plaintiff Released Parties or (with respect to the Third Party Settlements) the Releasing Plaintiffs Parties and Plaintiff's Counsel and, with respect to the claims asserted in the Derivative Action against the Canary Entities and BAS, Derivative Plaintiffs' counsel;

and it appearing that a Summary Notice of the Final Settlement Hearing, substantially in the form approved by the Court, was mailed to all Class Members except those persons and entities excluded from the definition of the Class, as shown by the records of Franklin or its transfer agents, or the records of nominees, at the respective addresses set forth in such records, which specifically directed putative Class Members to obtain the Long Form Notice from the "Website", maintained by the Claims Administrator at www.mutualfundsettlements.com/franklin, and that the Claims Administrator used all reasonable efforts to mail or email copies of the Long Form Notice to potential Class Members and current shareholders of the Franklin Funds who requested it;

and it appearing that a Publication Notice of the hearing substantially in the form approved by the Court was published in *The Wall Street Journal* (*"WSJ"*), *Investor's Business Daily*, as well as a press release issued through *PR Newswire* to both its US1 and Financial Markets newslines, pursuant to the specifications of the Court;

and the Court, having considered all matters submitted to it at the Final Settlement Hearing, along with all prior submissions by the parties to the Third Party Settlements and the Stipulation, and by others, and otherwise having determined the fairness and reasonableness of the proposed Third Party Settlements and the Stipulation;

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. For purposes of this Judgment, the Court adopts all defined terms as set forth in the Stipulation. Capitalized terms used herein, unless otherwise defined, shall have the meaning set forth in the Stipulation and, with respect to the Third Party Settling Defendants, their respective Third Party Settlements.

2. This Court has jurisdiction over the subject matter of the Actions and of any case or complaint transferred to or filed in the Franklin Sub-Track, and all matters relating thereto. The Court also has jurisdiction over the Parties in the Actions and said other cases.

3. The Third Party Settlements and the Stipulation are approved as fair, reasonable and adequate, and in the best interests of the Class Members and the Class Funds (defined below). The parties to the Third Party Settlements and the Stipulation are directed to consummate the Third Party Settlements and the Stipulation in accordance with their terms.

4. The Court reaffirms that all elements for maintenance of the Action as a class action solely for the purposes of effectuating the Third Party Settlements and the Stipulation have been met. Specifically, the Class satisfies the numerosity requirement of Rule 23(a)(1); there are common issues of fact and law sufficient to satisfy Rule 23(a)(2); the claims of the Class Lead Plaintiff are typical of the

claims of other Class Members, satisfying Rule 23(a)(3); the Class Lead Plaintiff is an adequate representative of the Class, satisfying Rule 23(a)(4); common issues predominate over individual issues, satisfying Rule 23(b)(3)(i); and class action treatment of the Class Action is a superior method of proceeding in this matter, satisfying Rule 23(b)(3)(ii).

5. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, the Court hereby finally certifies, solely for the purposes of effectuating the Third Party Settlements and the Stipulation, the Action as a class action on behalf of: every Person who, during the period February 6, 1999, through February 4, 2004, inclusive ("Class Period"), purchased, owned or held shares in any Class Funds.[4] Excluded from the Class are: (i) the Franklin Defendants and any individual named in the Class Complaint as a defendant; (ii) each Other Defendant; (iii) members of the immediate families (i.e., parents, spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties, and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest; and (iv) all trustees and portfolio managers of the Class Funds. Also excluded from the Class are any Persons

[4] The "Class Funds" are the Templeton Foreign Fund; Templeton Developing Markets Trust; Templeton Global Smaller Companies Fund; Templeton Global Opportunities Trust; Franklin California Growth Fund (effective 9/1/02, name changed to Franklin Flex Cap Growth Fund); Templeton Greater European Fund (effective 8/1/99, name changed to Templeton International Fund; effective 8/1/01, name changed to Templeton International (Ex EM) Fund; and effective 4/25/07, merged into Templeton Foreign Fund); Franklin Small Cap Growth Fund (effective 9/1/01, name changed to Franklin Small-Mid Cap Growth Fund); Templeton World Fund; Templeton Growth Fund, Inc.; Franklin California Tax-Free Income Fund; Franklin Federal Tax-Free Income Fund; or Templeton Pacific Growth Fund (effective 5/8/03, merged into Templeton Foreign Fund).

who timely and validly exclude themselves by filing a request for exclusion from the Class.

6. Pursuant to Rule 23 of the Federal Rules of Civil Procedure, this Court hereby finally certifies, for purposes of settlement only, Class Lead Plaintiff, the Deferred Compensation Plan for Employees of Nassau County, as Class Representative.

7. The Court hereby finds that the forms of "Notice" described in the Stipulation (i.e., the Long Form Notice, Publication Notice and Summary Notice) provided the best notice practicable under the circumstances. Said Notice provided due and adequate notice of these proceedings and the matters set forth herein, including the Third Party Settlements and the Stipulation and the Plan of Allocation, to all persons entitled to such notice who could be identified with reasonable effort, and fully satisfied the requirements of Rule 23 of the Federal Rules of Civil Procedure and the requirements of due process and the Private Securities Litigation Reform Act of 1995 ("PSLRA"). Due and adequate notice of the proceedings was given pursuant to the Preliminary Approval Order dated June 9, 2011, which provided, *inter alia*, for the Notice to be provided to all Class Members, and the Court finds that such Notice offered to Class Members the opportunity to request to be excluded from the Class or to object to the proposed Third Party Settlements and the Stipulation and to participate in the Final Settlement Hearing thereon, if done so timely and properly. Thus, it is hereby determined that all Class Members who did not elect to exclude themselves by written communication postmarked on or before October 1, 2011, as required in the Notice, are bound by this Judgment. The Court further finds that the form and method of providing notice to current shareholders of all of the Franklin Funds of the settlement of the Fund

Derivative Action as against the Canary Entities and BAS, was reasonable and adequate, and in compliance with Rule 23.1(c) of the Federal Rules of Civil Procedure and due process.

8. Pursuant to Rule 23(e) of the Federal Rules of Civil Procedure, this Court grants final approval to the Third Party Settlements and the Stipulation and the terms set forth therein. The Court finds that the Third Party Settlements and the Stipulation and their terms are fair, reasonable, and adequate in all respects and in the best interests of the Plaintiff and the Class Members. The Court further finds that the settlement of the Fund Derivative Action as against the Canary Entities and BAS only, as set forth in the Third Party Settlements, is fair, reasonable and adequate, and the Court therefore grants final approval to the settlement of the Fund Derivative Action as against the Canary Entities and BAS pursuant to Rule 23.1 of the Federal Rules of Civil Procedure. The Court specifically finds that the Third Party Settlements and the Stipulation are rationally related to the strength of Plaintiff's and Class Members' claims (and, with respect to the partial settlement of the Fund Derivative Action, the Fund Derivative Plaintiffs' claims) given the risk, expense, complexity, and duration of further litigation. This Court also finds that the Third Party Settlements and the Stipulation are the result of arm's-length negotiations between experienced counsel representing the interests of the Plaintiff, the Defendants and (with respect to the partial settlement of the Fund Derivative Action), the Fund Derivative Plaintiffs, after thorough factual and legal investigation.

9. The Court further finds that the response of the Class and current shareholders of the Franklin Funds to the Third Party Settlements and the Stipulation

supports approval. As of the opt-out and objection deadlines, 162 Class Members had opted out and 3 Class Members and no current shareholders had submitted objections. The Court has carefully considered the objections filed to the Settlements and Stipulation and Releases, and finds them to be without merit.

10. The Action and the Transferred Actions are hereby dismissed without costs and with prejudice, in that all Released Claims against the Franklin Released Parties (and with respect to the Third Party Settlements, the Released Parties), in any case or complaint transferred to or filed in the Franklin Sub-Track, are dismissed with prejudice, except that all other claims brought by or on behalf of Class Lead Plaintiff against the Franklin Released Parties (and with respect to the Third Party Settlements, the Releasing Plaintiffs Parties) in the Action or by any plaintiff in any case transferred to or filed in the Franklin Sub-Track with respect to the Other Funds, are to be dismissed without prejudice. Likewise, the Fund Derivative Action is dismissed without costs and with prejudice as against the Canary Entities and BAS only. The Fund Derivative Action may continue against all other defendants. The Court finds the Complaint, and the complaints filed in the Transferred Actions, were filed on good faith bases in accordance with the Private Securities Litigation Reform Act and Rule 11 of the Federal Rules of Civil Procedure based upon all publicly available information.

11. The Court finds the releases set forth in the Third Party Settlements and the Stipulation to be fair, reasonable, and enforceable under applicable law.

12. The Plaintiff Releasing Parties/Releasing Plaintiffs Parties, on behalf of themselves, their heirs, executors, administrators, successors and assigns, are

hereby: (i) permanently barred and enjoined from instituting, commencing or prosecuting, either directly or in any other capacity, any Released Claims against each and all of the Franklin Released Parties or the Released Parties; (ii) conclusively deemed to have hereby fully, finally and forever released, relinquished, discharged and dismissed with prejudice and on the merits, without costs to any party these Released Claims; (iii) conclusively deemed to have covenanted not to knowingly and voluntarily assist in any way any third party in commencing or prosecuting any suit against the Franklin Released Parties or the Released Parties relating to any Released Claim, including any derivative suit; and (iv) forever enjoined and barred from asserting the Released Claims against any of the Franklin Released Parties or the Released Parties in any action or proceeding of any nature.

13. The Franklin Released Parties (and, with respect to the Third Party Settlements, the Released Parties) are hereby permanently barred and enjoined from instituting, commencing or prosecuting, either directly or in any other capacity, any Released Franklin Claims (or, with respect to the Third Party Settlements, the Released Parties' Claims) against each and all of the Plaintiff Released Parties (or, with respect to the Third Party Settlements, the Releasing Plaintiffs Parties and Plaintiffs' Counsel), and these Released Franklin Claims/Released Parties' Claims are hereby fully, finally and forever released, relinquished, discharged and dismissed with prejudice and on the merits, without costs to any party.

14. Nothing in this Order and Judgment shall be deemed to affect the claims asserted in the Fund Derivative Action, except as to the claims against the Canary

Entities and BAS, which shall be released to the extent provided herein and in the Canary Severed Settlement and the BAS Severed Settlement.

15. Notwithstanding the provisions of ¶¶ 12 and 13 of this Judgment, in the event that any of the Franklin Released Parties (or, with respect to the Third Party Settlements, the Released Parties) who is not bound by the authority or actions of the Defendants herein asserts against a Plaintiff Releasing Party (or, with respect to the Third Party Settlements, any Releasing Plaintiffs Parties and Plaintiffs' Counsel) any claim that is a Released Franklin Claim (or, with respect to the Third Party Settlements, a Released Parties' Claim), then the Plaintiff Releasing Party (or Releasing Plaintiffs Parties and Plaintiffs' Counsel) shall be entitled to use and assert such factual matters included within the Released Franklin Claims (Released Parties' Claims) only against such Franklin Released Party (or Released Party) in defense of such claim but not for the purposes of asserting any claim affirmatively against any other Franklin Released Party (or, with respect to the Third Party Settlements, any other Released Parties). In the event that any Plaintiff Released Party (or, with respect to the Third Party Settlements, Releasing Plaintiffs Party) asserts against a Franklin Released Party (or Released Party) any claim that is a Released Claim, then the Franklin Released Party (or Released Party) shall be entitled to use and assert such factual matters included within the Released Claims only against such Plaintiff Released Party (or Releasing Plaintiffs Party) in defense of such claim but not for the purposes of asserting any claim affirmatively against any other Plaintiff Released Party (or Releasing Plaintiffs Party).

16. Neither the Third Party Settlements nor the Stipulation, nor any of their terms and provisions, nor any of the negotiations or proceedings connected with them, nor any of the document or statements referred to therein, shall be:

(a) Offered or received against the Franklin Released Parties (or, with respect to the Third Party Settlements, the Released Parties) as evidence of, or construed as, or deemed to be evidence of any presumption, concession, or admission by the Franklin Released Parties (or Released Parties) with respect to the truth of any fact alleged or the validity of any claim that was or could have been asserted against the Franklin Released Parties (or Released Parties) in the Action, or in any other litigation, or of any purported liability, negligence, fault, or other wrongdoing of any kind of the Franklin Released Parties (or Released Parties); or

(b) Offered or received against the Franklin Released Parties (or Released Parties) as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by the Franklin Released Parties (or Released Parties), or against the Plaintiff, Fund Derivative Plaintiffs or any Class Members as evidence of any infirmity in the claims of Plaintiff, Fund Derivative Plaintiffs or Class Members;

(c) Offered or received against the Franklin Released Parties (or Released Parties), or against the Plaintiff, Fund Derivative Plaintiffs or any Class Members, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against any of the Franklin Released Parties (or Released Parties), in any other civil, criminal or administrative action or proceeding, in any forum, other than such proceedings as may be necessary to effectuate the provisions of the Third Party Settlements or the Stipulation; provided, however, that the Franklin Released Parties (or Released Parties) may refer to them to effectuate the protection from liability granted them hereunder;

(d) Offered or received against the Franklin Released Parties (or Released Parties), or against the Plaintiff, Fund Derivative Plaintiffs or any Class Members, as evidence of a presumption, concession or admission that the Class Lead Plaintiff, any of the Franklin Funds and/or the Class, have suffered any damage, or that any particular methodologies, formulas or equations represent the proper or correct ways of calculating the alleged damages of Class Lead Plaintiff, any of the Franklin Funds, and/or the Class;

(e) Construed against the Franklin Released Parties (or Released Parties), or against the Plaintiff, Fund Derivative Plaintiffs or any Class Members, as a concession, admission, or presumption that the consideration to be given under any of the Third Party Settlements or the Stipulation represents the amount which could be or would have been recovered after trial; or

(f) Construed against the Plaintiff, Fund Derivative Plaintiffs or any Class Members, as an admission, concession or presumption that any of their claims are without merit or that damages recoverable by Plaintiff and Class Members in the Action against the Franklin Defendants would not have exceeded $2.75 million, or that damages recoverable against the Third Party Settling Defendants in the Action would not have exceeded $4,437,368.

17. All Persons are hereby permanently BARRED, ENJOINED and RESTRAINED from commencing, prosecuting, or asserting any claim for indemnity or contribution, however denominated (including any claim where the injury to the Person asserting the claim is such Person's actual or threatened liability to Plaintiff, the Franklin Funds or Fund Derivative Plaintiffs (with respect to the claims in the Fund Derivative Action against the Canary Entities and BAS), the Class or the Class Funds), against the Franklin Released Parties or, with respect to the Third Party Settlements, the Released Parties, arising out of or related to the Released Claims (and, with respect to the Canary Entities and BAS, the claims that were or could have been asserted in the Fund Derivative Action), whether arising under state, federal or foreign law as claims, cross-claims, counterclaims, or third-party claims, whether asserted in the Complaint, in this Court, in any federal or state court, or in any other court, arbitration proceeding, administrative agency, or other forum in the United States or elsewhere. The Court hereby does (a) discharge, to the full extent permitted under the PSLRA, each of the Franklin Released Parties and Released Parties from all claims for contribution by any Person arising out of the Action or Transferred Actions, and (b) discharge, to the full extent permitted by any applicable law (whether state, federal, local or statutory law or any other law, rule or regulation) all claims by any Person for contribution or indemnification, however styled (and whether arising under state, federal, local, statutory or common law or any other law, rule or regulation) based upon, arising out of, relating to, or in connection with the Released Claims, with the exception of claims arising out of any indemnification obligations that may presently exist between or among any of the Franklin Released Parties (or between or among any of the Released Parties). To the

extent permitted by the PSLRA or other applicable law (whether state, federal, local, statutory or common law, or any other law, rule or regulation), the Court hereby bars, enjoins, and restrains all claims for contribution or indemnification, however styled, based upon, arising out of, relating to, or in connection with the Released Claims or the Action, or Transferred Actions, with the exception of claims arising out of any indemnification obligations that may presently exist between or among any of the Franklin Released Parties (or between or among any of the Released Parties), (a) against the Franklin Released Parties/Released Parties; and (b) by the Franklin Released Parties/Released Parties against any Person other than any Person whose liability to the Class has been extinguished pursuant to the Third Party Settlements and the Stipulation, and this Judgment; provided, however, that nothing in this paragraph shall apply to claims that may be asserted by or against the Franklin Released Parties (or Released Parties) in cases of Persons who timely opted out of the Class and did not timely revoke their Request for Exclusion, and further that nothing in this paragraph shall apply to the claims asserted in the Derivative Action other than those claims asserted against the Canary Entities and BAS. Notwithstanding any other terms or provisions in this Final Order and Judgment, including but not limited to the foregoing passages of this paragraph, the Franklin Released Parties are not barred, enjoined or restrained from commencing, prosecuting or asserting any claim against any Released Parties (other than the Canary Entities) for indemnity or contribution arising out of the claims asserted against any of the Franklin Released Parties in the Fund Derivative Action. To the extent Fund Derivative Plaintiffs are awarded a judgment against the Franklin Defendants, reflecting damages caused jointly by the Franklin Defendants and the Canary Entities, such judgment shall be reduced by an amount equal to the Canary Entities' proportionate share of responsibility for such damages, as proved at trial.

18. The Class Lead Plaintiff, the Class Members and the Fund Derivative Plaintiffs shall not threaten, file or prosecute, whether individually, as a class representative, as a derivative plaintiff, or otherwise any claim (other than any continuing claim by the Fund Derivative Plaintiffs against defendants other than the Canary Entities and BAS) against any of the Franklin Released Parties (or Released Parties) arising out of or relating to alleged Market Timing in the Franklin Funds not otherwise released herein, including without limitation any claims concerning alleged Market Timing in any of the Other Funds.

19. Exclusive jurisdiction is hereby retained over the Parties and the Class Members for all matters relating to these Actions and any case or complaint transferred to or filed in the Franklin Sub-Track, including the administration, interpretation, effectuation and enforcement of the Stipulation, the Third Party Settlements, and this Judgment.

20. The finality of this Judgment shall not be affected, in any manner, by rulings that the Court may make on the Plan of Allocation and/or Plaintiff's Counsel's (including Fund Derivative Plaintiffs' counsel's) application for an award of attorneys' fees and reimbursement of expenses, or any application for reimbursement of Plaintiff's expenses incurred in prosecuting this Action pursuant to the PSLRA.

21. In the event this Judgment does not become Final, or the Third Party Settlements and the Stipulation do not become effective in accordance with their terms, then this Judgment and the Third Party Settlements and the Stipulation shall be

rendered null and void and shall be vacated and, in such event, all orders entered and releases delivered in connection herewith shall be null and void, and the Franklin Contribution or any portion thereof or interest thereon, shall be returned to the Franklin Defendants (and, with respect to the Third Party Settlements, monies paid by the Third Party Settling Defendants shall be returned to them), less any Costs of Notice paid or incurred, as set forth in the Third Party Settlements and the Stipulation.

22. There is no just reason for delay in the entry of this Judgment and immediate entry by the Clerk of the Court is expressly directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

SO ORDERED:

Dated: Baltimore, Maryland
December 9, 2011



J. FREDERICK MOTZ
United States District Judge



CATHERINE C. BLAKE
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

RECEIVED
JAN 03 2012
OFFICE OF THE SECRETARY

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Motz)
[Franklin Templeton Sub-Track]	
Sharkey IRO/IRA v. Franklin Resources, *et al.*	Case No. 04-md-1310

FILED
U.S. DISTRICT COURT
DISTRICT OF MARYLAND
2011 DEC -9 P 4: 22
CLERK'S OFFICE
AT BALTIMORE
BY ____ DEPUTY

ORDER APPROVING PLAN OF ALLOCATION

A hearing (the "Final Settlement Hearing") having been held before this Court on October 25, 2011, to consider: (1) the Plan of Allocation (the "Plan") for distribution of the "Net Monetary Amount" to be established as a result of the "Settlements" between and among Plaintiff and Bear, Stearns & Co., Inc., Bear, Stearns Securities Corp. and The Bear Stearns Companies, Inc., currently known as J.P. Morgan Securities, Inc., J.P. Morgan Clearing Corp. and the Bear Stearns Companies LLC (collectively, the "Bear Stearns Entities"), Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC, and Edward Stern (collectively, the "Canary Entities"); Banc of America Securities LLC ("BAS"); and Security Brokerage, Inc., DCIP, L.P., RCIP, L.P., the Security Brokerage, Inc. Profit Sharing Trust, now known as the Calugar Corporation Profit Sharing Trust, and any successors to, and Daniel G. Calugar (collectively, "Security Brokerage") in the Action (defined below), and a "Stipulation" between Plaintiff and the "Franklin Defendants" (i.e., Franklin Resources, Inc., Franklin Advisers, Inc., Franklin/Templeton Distributors, Inc., Franklin Strategic Series, and Franklin Templeton Alternative Strategies, Inc. (f/k/a Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC, and since merged into Templeton Worldwide, Inc.), and (2) the fairness and reasonableness of the Plan to the Class;

And it appearing that a summary notice of the Final Settlement Hearing, substantially in the form approved by the Court was mailed to all Class Members, except those persons and entities excluded from the definition of the Class, as shown by the records of the Franklin Defendants, their transfer agents, or the providers of omnibus accounts in the Class Funds, at the respective addresses set forth in such records, which specifically directed putative Class Members to obtain the Long Form Notice from the website maintained by the Class Administrator at www.mutualfundsettlements.com/franklin (the "Website"), which describes the Settlements of the various actions in this Sub-Track (the "Action") and which included a description of the Plan;

And it appearing that a publication notice of the Final Settlement Hearing substantially in the form approved by the Court was published in *The Wall Street Journal* (*"WSJ"*), *Investor's Business Daily*, as well as a press release issued through *PR Newswire*, to both its US1 and Financial Markets newslines pursuant to the specifications of the Court;

And the Court, having considered all matters submitted to it at the Final Settlement Hearing and otherwise having determined the fairness and reasonableness of the Plan; and

It appearing that: (a) the Plan is supported by Class Plaintiff; (b) the Plan is reasonable considering the statutory bases for the claims in the Action; and (c) the Plan is further reasonable considering the risks of proving such claims against the Franklin Defendants, the Bear Stearns Entities, the Canary Entities, BAS, and Security Brokerage (collectively, the "Defendants") and the damages potentially attributable to the Defendants with respect to such claims;

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. For purposes of this Order, the Court adopts all defined terms as set forth in the Stipulation and Releases entered into by Plaintiff, on the one hand, and the Franklin Defendants, on the other hand, dated March 14, 2011 (the "Stipulation").

2. The proposed Plan of Allocation is APPROVED. The Claims Administrator is authorized and directed to utilize the Plan as the basis for calculating and paying the amounts to be distributed to the Class Members in accordance with the Plan; *provided, however, that* there shall be no distribution of any of the Net Monetary Amount to any Class Member until after the Effective Date.

3. The Court hereby finds and concludes that: (a) the Plan is rationally related to the relative strengths and weaknesses of the respective claims asserted by, or on behalf of, Plaintiff and the Class; and (b) the mechanisms and procedures set forth in the Plan by which payments from the Net Monetary Amount are to be calculated and made to the participating Class Members (with undistributed

amounts being allocated to the Class Funds), are fair, reasonable and adequate, and payment shall be made according to those allocations and pursuant to the procedure set forth in the Plan.

4. The Court has carefully considered the objections filed to the Plan of Allocation, and finds them to be without merit.

5. The finality of the Judgment entered with respect to the Settlements, or the Stipulation, between the Parties shall not be affected in any manner by this Order, or any appeal from this Order Approving Plan of Allocation.

6. There is no just reason for delay in the entry of this Order Approving Plan of Allocation, and immediate entry of this Order by the Clerk of the Court is expressly directed.

SO ORDERED:

Dated: Baltimore, Maryland
December 9, 2011



J. FREDERICK MOTZ
United States District Judge



CATHERINE C. BLAKE
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Motz)
[Franklin Templeton Sub-Track]	
Sharkey IRO/IRA v. Franklin Resources, *et al.*	Case No. 04-md-1310

ORDER AWARDING FEES AND EXPENSES TO PLAINTIFFS' COUNSEL AND THE PLAINTIFF'S AWARD IN CONNECTION WITH THE SETTLEMENTS AND THE STIPULATION AND RELEASES IN THE FRANKLIN TEMPLETON SUB-TRACK

A hearing having been held before this Court on October 25, 2011, to consider Plaintiff's Counsel's application for an award of attorneys' fees and expenses, including the application of Derivative Lead Counsel (defined below) with respect to the settlement of the Derivative Action as against the Canary Entities and defendant BAS (defined below), and Plaintiff's application for reimbursement pursuant to the Private Securities Litigation Reform Act of 1995 ("PSLRA") of its expenses (including lost wages) incurred in prosecuting the Action (the "Fee and Expense Award");

And it appearing that a summary notice of the Final Settlement Hearing, substantially in the form approved by the Court, was mailed to all Class Members, except those persons and entities excluded from the definition of the Class, as shown by the records of the

Franklin Defendants (i.e., Franklin Resources, Inc., Franklin Advisers, Inc., Franklin/Templeton Distributors, Inc., Franklin Strategic Series, and Franklin Templeton Alternative Strategies, Inc. (f/k/a Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC, and since merged into Templeton Worldwide, Inc.), their transfer agents, or the providers of omnibus accounts in the Class Funds, at the respective addresses set forth in such records, which specifically directed putative Class Members to obtain the Long Form Notice from the Website maintained by the Class Administrator at www.mutualfundsettlements.com/franklin, which included a description of Plaintiff's Counsel's, and Derivative Lead Counsel's, application for an award of attorneys' fees and expenses, and reimbursement of expenses to Plaintiff;

And it appearing that a publication notice of the Final Settlement Hearing substantially in the form approved by the Court was published in *The Wall Street Journal* (*"WSJ"*), *Investor's Business Daily*, as well as a press release issued through *PR Newswire*, to both its US1 and Financial Markets newslines, pursuant to the specifications of the Court;

And the Court, having considered all matters submitted to it at the Final Settlement Hearing and otherwise having by separate order approved the Settlement;

NOW, THEREFORE, IT IS HEREBY ORDERED THAT:

1. For purposes of this Order, the Court adopts all defined terms as set forth in the Stipulation and Releases entered into by Plaintiff, on the one hand, and the Franklin Defendants, on the other hand, dated March 14, 2011 (the "Stipulation").

2. Plaintiff's Counsel are hereby awarded 25% of the Class Benefit (defined below) in fees, which sum the Court finds in its discretion to be fair and reasonable under the circumstances of this case, and $341,892.21 in reimbursement of expenses, which amounts shall be paid to Plaintiffs' Counsel from the Gross Settlement Fund (defined below), and, vis-a-vis

Class counsel only, potentially from the Franklin Contribution, as limited by the Stipulation, with interest from the date such Gross Settlement Fund was funded to the date of payment at the same net rate that the Gross Settlement Fund earns. Class Lead Counsel shall have sole and complete discretion to allocate the Fee and Expense Award going to counsel in the Class Action among Plaintiff's counsel in such Action, and Derivative Lead Counsel, Chimicles & Tikellis LLP, shall have sole and complete discretion in the allocation of that portion of the Fee and Expense Award going to counsel in the Derivative Action, which will come from the amounts paid by the Canary Entities and BAS. Further, Plaintiff is awarded a total of $26,885.00 in reimbursement of its expenses incurred (including lost wages/employee time) in prosecuting the Action, pursuant to the PSLRA.

3. In making this award of attorneys' fees and reimbursement of expenses to be paid from the Gross Settlement Fund, the Court has considered and found that:

(a) the settlements with the Third Party Defendants (the Bear Stearns Entities, the Canary Entities, BAS and Security Brokerage, as further defined below) (the "Settlements") have created a fund of $4,437,368 in cash that is already on deposit, plus interest thereon (the "Gross Settlement Fund"), and that the Franklin Defendants are responsible for paying up to $2.75 million of the costs of distribution (including costs of notice and administration) of the Settlements incurred in connection with the settlements of the Class Action, which otherwise would have been borne by the Gross Settlement Fund, and, thus, the Class Members (collectively, the "Class Benefit"), and that numerous Class Members will benefit from the Settlements created by Plaintiff's Counsel and the Stipulation reached, and that the Class Funds are expected to benefit from the settlement of the Derivative Action with respect to Canary and BAS;

(b) Over 4,200,000 copies of the Summary Notice of Settlement of Class Action (the "Notice") were disseminated to putative Class Members indicating that Plaintiffs' Counsel were moving for attorneys' fees in the amount of up to 25% of the Class Benefit and for reimbursement of expenses in an amount of approximately $341,892.21 (the "Fee Application") and reimbursement of Plaintiff's expenses in prosecuting the Action in an amount of $26,885 (the "Plaintiff's Award"), and three objections were filed against the terms of the proposed Settlements and the Stipulation or the Fee Application, and one objection was filed against the proposed Plaintiff's Award;

(c) Plaintiff's Counsel have conducted the litigation and achieved the Settlements and Stipulation with skill, perseverance and diligent advocacy, and Derivative Lead Counsel have conducted the litigation against and achieved the settlements with the Canary Entities and BAS with skill, perseverance and diligent advocacy;

(d) The Action, like the Derivative Action, involves complex factual and legal issues and was actively prosecuted over six years and, in the absence of a settlement, would involve further lengthy proceedings with uncertain resolution of the complex factual and legal issues;

(e) Had Plaintiff's Counsel not achieved the Settlements and Stipulation, and the Derivative Counsel not achieved the settlements with the Canary Entities and BAS, there would remain a significant risk that Plaintiff and the Class may have recovered less or nothing from the Franklin Defendants, Bear, Stearns & Co. Inc., Bear, Stearns Securities Corp. and The Bear Stearns Companies Inc., currently known as J.P. Morgan Securities Inc., J.P. Morgan Clearing Corp. and the Bear Stearns Companies LLC (collectively, the "Bear Stearns Entities"), Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management,

LLC, and Edward Stern (collectively, the "Canary Entities"); Banc of America Securities LLC ("BAS"); and Security Brokerage, Inc., DCIP, L.P., RCIP, L.P., the Security Brokerage, Inc. Profit Sharing Trust, now known as the Calugar Corporation Profit Sharing Trust, and any successors thereto, and Daniel G. Calugar (collectively, "Security Brokerage") (all together, the "Defendants"), and the Class Funds may have recovered less or nothing from the Canary Entities or BAS;

(f) Plaintiff's Counsel have devoted over 12,500 hours, with a lodestar value of over $7,400,000, to achieve the Settlements and Stipulation, and incurred $341,892.21 in expenses in prosecuting the Action; and Derivative Counsel have devoted a significant amount of hours, with a significant additional lodestar value, and are applying for reimbursement of $17,000 in expenses, which is less than the amount of expenses they have incurred in prosecuting the Derivative Action to date;

(g) The amount of attorneys' fees awarded and expenses reimbursed from the Gross Settlement Fund and, under certain circumstances, the Franklin Contribution, are fair and reasonable and consistent with awards in similar cases;

(h) Plaintiff incurred expenses in prosecuting the Action (including lost wages/employee time) in an amount of approximately $26,885;

(i) Plaintiff's efforts in prosecuting the Action contributed substantially to the recovery obtained for the Class herein;

(j) The Court has carefully considered the objections filed to the Fee Application and Plaintiff's Award, and finds them to be without merit. Specifically, one simply expresses dissatisfaction with the opt-out form of class action settlements (Sturek); one states boilerplate or "form" objections that demonstrate little or no applicability to the facts of this litigation and has been withdrawn (Sweeney); and the third incorrectly suggests that the plaintiffs did not fully disclose the components of the "Class Benefit" (Smith). The Smiths also assert the award is illegal. Under the circumstances of this case, however, the amount of the fees and expenses awarded is a reasonable percentage of the damages obtained for the class and does not violate the PSLRA.

4. Exclusive jurisdiction is hereby retained over the "Parties" (i.e., Plaintiff, Derivative Plaintiffs and the Defendants) and the Class Members for all matters relating to the Action and the Derivative Action, including the administration, interpretation, effectuation and enforcement of the Stipulation, the separate settlement agreements among Plaintiff and/or Derivative Plaintiffs, and each of (i) the Bear Stearns Entities; (ii) the Canary Entities; (iii) BAS; and (iv) Security Brokerage (collectively the "Third Party Settlements"), and this Order.

5. Any appeal or challenge affecting this Court's approval regarding any attorneys' fees and expense application, or application for a Plaintiff's Award, shall in no way disturb or affect the finality of the Third Party Settlements or Stipulation. In the event that any or all of the Third Party Settlements or the Stipulation are terminated or do not become effective in accordance with their terms, this Order shall be rendered null and void to the extent provided by the affected Third Party Settlements and Stipulation and shall be vacated in accordance with that Third Party Settlement or Stipulation.

6. There is no just reason for delay in the entry of this Order Awarding Fees and Expenses and Plaintiff's Award, and immediate entry by the Clerk of the Court is expressly directed.

SO ORDERED:

Dated: Baltimore, Maryland
December 9, 2011



J. FREDERICK MOTZ
United States District Judge



CATHERINE C. BLAKE
United States District Judge

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL 1586
IN RE ALLIANCE, FRANKLIN/TEMPLETON, BANK OF AMERICA/NATIONS FUNDS, and PILGRIM BAXTER	Case No. 04-md-15862 (Judge Motz)
[Franklin Templeton Sub-Track]	
Sharkey IRO/IRA v. Franklin Resources, *et al.*	Case No. 04-md-1310


RECEIVED
JAN 03 2012
OFFICE OF THE SECRETARY

STIPULATION AND RELEASES
(FRANKLIN DEFENDANTS)

This stipulation and releases dated March 14, 2011 (hereinafter, the "Stipulation") memorializes the agreement among Class Lead Plaintiff on behalf of the Class, and the Franklin Defendants (defined below). Capitalized terms used in this Stipulation shall have the meanings set forth below under "Definitions."

WHEREAS:

A. Eleven putative class actions against some or all of the Franklin Defendants (defined below) were transferred for pretrial proceedings to the District Court seeking damages and other relief for alleged Market Timing in certain mutual funds in the Franklin Complex. The actions were consolidated pursuant to a Court order dated May 25, 2004, with the consolidated claims set forth in a Class Complaint filed in the District Court. By Order dated June 27, 2008, the District Court granted in part and denied in part motions to dismiss the claims in the Class Complaint;

B. The Court-appointed Class Lead Counsel conducted an extensive investigation on behalf of Plaintiff and the Class relating to the claims and the underlying events and transactions alleged in the complaints filed in this Action, the results of which were incorporated in a Consolidated Amended Class Action Complaint dated September 29, 2004, and a Second Consolidated Amended Class Action Complaint dated January 11, 2010, which is the currently operative pleading (the "Class Complaint," as defined further below). The Franklin Defendants produced approximately two million pages of documents, extensive trading data, and other information in response to requests by Plaintiffs' Counsel. Plaintiff's Counsel also conducted and/or participated in at least 22 depositions of Franklin witnesses, and non-party witnesses;

C. On or about January 15, 2010, and January 26, 2010, Plaintiff entered into separate Cross-Track Settlements with Other Defendants in this Action, namely, (i) Bear, Stearns & Co., Inc., Bear, Stearns Securities Corp. and The Bear Stearns Companies, Inc., currently known as J.P. Morgan Securities, Inc., J.P. Morgan Clearing Corp. and The Bear Stearns Companies LLC, respectively (the "Bear Stearns Defendants"), and (ii) Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC, and Edward Stern (the "Canary Defendants"), and expects imminently to enter into a final settlement agreement with Banc of America Securities LLC) (collectively, with any other settlements reached with any Other Defendants, the "Cross-Track Settlements");

D. By Order dated December 9, 2010, the District Court granted the Franklin Defendants' Motion for Partial Summary Judgment and denied Plaintiff's Motion for Partial Summary Judgment;

E. Plaintiff, by its counsel, engaged in protracted arm's-length negotiations with Franklin Counsel regarding the resolution of the Action and all remaining claims asserted therein with respect to the Franklin Released Parties;

F. Class Lead Counsel and Franklin Counsel eventually reached agreement regarding terms of the resolution of the Action and all remaining claims asserted therein with respect to the Franklin Released Parties;

G. The Parties have sought and obtained a stay of the Action from the District Court in order to negotiate terms of a final, binding Stipulation;

H. Based upon their investigation, Plaintiff and its counsel have concluded that the terms and conditions of this Stipulation are fair, reasonable and adequate to the Class, and in its best interests, and, subject to the approval of the District Court, have agreed to resolve and dismiss the claims raised in the Action as against the Franklin Defendants pursuant to the terms and provisions of this Stipulation; and

I. The Franklin Defendants have denied and continue to deny that they have committed any act or that there was any omission giving rise to any liability and/or violation of law, and state that they are entering into this Stipulation to eliminate the burden and expense of further litigation. The Parties agree that neither this Stipulation nor any of its terms shall constitute an admission or finding of wrongful conduct, acts or omissions by any of the Franklin Released Parties. The Parties also agree that this Stipulation shall not be construed or deemed to be a concession by Plaintiff or any Class Member of any infirmity in the claims asserted in the Action.

IT IS HEREBY STIPULATED AND AGREED, subject to approval of the District Court pursuant to Rule 23 of the Federal Rules of Civil Procedure, as follows:

1. **Definitions**. As used in this Stipulation, the following terms shall have the meanings set forth below:

(a) "Action" means the Class Action.

(b) "Authorized Claimant" means any Class Member who is determined to be eligible for payment from the Net Monetary Amount, defined in paragraph 4 below.

(c) "Bar Order" means the bar order referred to in paragraph 13 below.

(d) "Claims Administrator" means Rust Consulting, Inc. or any other claims administrator as may be selected by Class Lead Counsel.

(e) "Class Action" means the action in which the Class Complaint was filed.

(f) "Class Complaint" means the Second Consolidated Amended Class Action Complaint captioned *In re Alliance, Franklin/Templeton, Bank of America/Nations Funds, and Pilgrim Baxter,* Case No. 04-md-15862-*Franklin Templeton Sub-Track,* and *Sharkey IRO/IRA v. Franklin Resources, et al.*, Case No. 04-md-1310, filed on January 11, 2010 in the Franklin Sub-Track.

(g) "Class" means every Person who, during the Class Period, purchased, owned or held shares in any Class Funds. Excluded from the Class are: (i) the Franklin Defendants and any individual named in the Class Complaint as a defendant; (ii) each Other Defendant; (iii) members of the immediate families (i.e., parents, spouses, siblings, and children), officers, directors, parents, subsidiaries, affiliates, legal representatives, heirs, predecessors, successors and assigns of any of the foregoing excluded parties, and any entity in which any of the foregoing excluded parties has, or had during the Class Period, a controlling interest; and (iv) all trustees and portfolio managers of the Class Funds. Also excluded from the Class are any Persons who timely and validly exclude themselves by filing a request for exclusion from the Class.

(h) "Class Lead Counsel" means the law firm of Wolf Popper LLP.

(i) "Class Lead Plaintiff" means the Deferred Compensation Plan for Employees of Nassau County.

(j) "Class Members" means any member of the Class.

(k) "Class Period" means the period from February 6, 1999 through February 4, 2004, inclusive.

(l) "Class Funds" means the following funds during the Class Period: (1) Franklin Small Cap Growth Fund (effective 9/1/01, name changed to Franklin Small-Mid Cap Growth Fund); (2) Templeton Foreign Fund; (3) Templeton Developing Markets Trust; (4) Templeton World Fund; (5) Franklin California Tax-Free Income Fund; (6) Templeton Global Smaller Companies Fund; (7) Templeton Growth Fund, Inc.; (8) Franklin Federal Tax-Free Income Fund; (9) Templeton Global Opportunities Trust; (10) Franklin California Growth Fund (effective 9/1/02, name changed to Franklin Flex Cap Growth Fund); (11) Templeton Pacific Growth Fund (effective 5/8/03, merged into Templeton Foreign Fund); and (12) Templeton Greater European Fund (effective 8/1/99, name changed to Templeton International Fund; effective 8/1/01, name changed to Templeton International (Ex EM) Fund; and effective 4/25/07, merged into Templeton Foreign Fund).

(m) "Cooperation" shall mean, when referring to the Franklin Defendants, solely the obligation to make available a person or persons in the area of data retrieval to help determine whether the Franklin Defendants can, with reasonable effort, provide the shareholdings of Class Members in the Class Funds at various intervals during the Class Period and, only to the extent of such reasonable effort, provide such data. It is understood that the inability to provide requested shareholder balance data, either because such data does not exist or may only become readily available through the creation of a computer program, may cause the costs of administration of the Cross-Track Settlements to increase, perhaps substantially. If a computer program needs to be created to retrieve data that is otherwise not readily available, the Franklin Defendants shall determine, in their reasonable discretion, whether or not to create such a program. If it is determined that a computer program needs to be created to facilitate the administration of the Cross-Track Settlements, the cost of any such computer program shall come out of the Franklin Contribution, at no further cost to the Franklin Defendants. The Franklin Defendants shall have no other obligations of "cooperation" except as provided in paragraph 26 of this Stipulation.

(n) "Costs of Administration" means the costs and expenses incurred in connection with the administration of this Stipulation and the Cross-Track Settlements.

(o) "Costs of Notice" means the costs and expenses incurred in connection with providing Notice as authorized by the Court (whether by direct mail, publication, internet or otherwise) of this Stipulation and the Cross-Track Settlements and any costs incurred in connection with formulating a Notice program.

(p) "Court" or "District Court" means the United States District Court for the District of Maryland.

(q) "Cross-Track Settlement Sums" means any settlement sums obtained in or allocated to the Franklin Sub-Track for the benefit of the Class or any subset thereof pursuant to, and as provided in, stipulations of settlement that have been or may be reached between any plaintiff and any Other Defendant, together with any interest which may be earned thereon. Cross-Track Settlement Sums do not include any settlement sums obtained from any Other

Defendant that are allocated to settlement(s) with plaintiffs in any sub-track in the MDL other than the Franklin Sub-Track.

(r) "Derivative Action" means the action in which the Consolidated Amended Fund Derivative Complaint, captioned *McAlvey et al. v. Franklin Resources Inc. et al.*, was filed on or about September 29, 2004 in the Franklin Sub-Track.

(s) "Effective Date" has the meaning set forth in paragraph 21 below.

(t) "Escrow Account" means the escrow account established by the Escrow Agreement, which shall be controlled by Class Lead Counsel, with the Franklin Defendants having a right to monitor the Escrow Account, including without limitation the right to inspect the books and records of such account upon demand. Any Cross-Track Settlement Sums contributed to the Escrow Account may be commingled with the Franklin Contribution in the Escrow Account, but shall be considered separate from the Franklin Contribution in the event of any overage from the Franklin Contribution, which shall be distributed to certain Class Funds.

(u) "Escrow Agent" means Class Lead Counsel, who will be the Escrow Agent appointed in the Escrow Agreement. Class Lead Counsel may not assign any of their rights and responsibilities as Escrow Agent without prior written approval of the Franklin Defendants or Franklin Counsel. Class Lead Counsel shall cause the monies comprising the Monetary Amount to be held in securities issued or guaranteed by the United States. Any interest earned on the funds comprising the Monetary Amount shall accrue to the benefit of the Class. Upon the request of Franklin Counsel, Class Lead Counsel, as Escrow Agent, shall submit to Franklin Counsel a statement of receipts and disbursements and property on hand pertaining to the Franklin Contribution.

(v) "Escrow Agreement" means such agreement setting forth the terms under which the Escrow Agent shall maintain the Franklin Contribution, any Cross-Track Settlement Sums, and the Monetary Amount.

(w) "Fee and Expense Award" refers generally to an award to Plaintiff's Counsel of fees and expenses and costs in connection with this Stipulation and the Cross-Track Settlements, as awarded by the Court to Plaintiff's Counsel.

(x) "Final" when referring to an order or judgment, means (i) that the time for appeal or appellate review of such order or judgment has expired; or (ii) if there has been an appeal, (a) that said appeal has been decided without causing a material change in the order or judgment, or (b) that such order or judgment has been upheld on appeal and is no longer subject to appellate review by further appeal or writ of certiorari.

(y) "Final Settlement Hearing" means the hearing set by the Court under Rule 23(e)(1)(c) of the Federal Rules of Civil Procedure to determine whether the resolution, including the releases and dismissals, embodied in this Stipulation (and in the Cross-Track Settlements) is fair, reasonable and adequate, and whether the Court should enter the Order and Final Judgment.

(z) "Franklin Resources" means Franklin Resources, Inc.

(aa) "Franklin Advisers" or "FAI" means Franklin Advisers, Inc.

(bb) "Franklin Templeton Distributors" or "FTDI" means Franklin/Templeton Distributors, Inc.

(cc) "FSS" means Franklin Strategic Series, the open-end investment management company organized as a Delaware business trust and registered under the ICA.

(dd) "FTAS" means Franklin Templeton Alternative Strategies, Inc. (f/k/a Franklin Templeton Asset Strategies, LLC and Franklin Templeton Alternative Strategies, LLC and since merged into Templeton Worldwide, Inc.).

(ee) "Franklin Counsel" means McCarter & English, LLP.

(ff) "Franklin Defendants" means collectively Franklin Resources, FAI, FTDI, FSS, FTAS, and the individual defendants previously named in the Class Complaint and/or the Transferred Actions who were previously dismissed without prejudice.

(gg) "Franklin Complex" means collectively the Franklin, Templeton, Fiduciary, and Mutual Series Funds.

(hh) "Franklin Funds" means collectively the mutual funds or series of mutual funds that comprised the Franklin, Templeton, Fiduciary, and Mutual Series Funds during the Class Period.

(ii) "FSS Trustees" means the current and former trustees of the FSS trust.

(jj) "Franklin Released Parties" means, for purposes of this Stipulation only, (1) the Franklin Defendants and their parent entities, associates, affiliates or subsidiaries, and each and all of their respective past or present officers, directors, associates, agents, representatives, employees, attorneys, financial or investment advisors, advisors, consultants, accountants, investment bankers, commercial bankers, trustees, insurers, co-insurers and re-insurers, general or limited partners or partnerships, limited liability companies, members, predecessors, successors and assigns, the FSS trust, the past or present FSS trustees, and all Franklin Funds and all present and past trustees, directors and officers of all Franklin Funds, (2) all other entities that provided advisory, distribution, management, administration, transfer agency or other services to any of the

Franklin Funds, and (3) for avoidance of doubt, all Persons named in or subject to the Tolling Agreements.

(kk) "Franklin Contribution" means the sum of $2.75 million the Franklin Defendants are paying into the Escrow Account, as detailed in paragraph 3 below.

(ll) "Franklin Sub-Track" or "Sub-Track" means the Franklin Templeton Sub-Track in MDL 1586.

(mm) "Market Timing" means market-timing, late-trading, or short-term or excessive trading of shares of or in any of the Franklin Funds.

(nn) "MDL" means MDL Proceeding No. 1586 in the United States District Court for the District of Maryland.

(oo) "Monetary Amount" means the Cross-Track Settlement Sums plus the $2.75 million in cash deposited into the Escrow Account by the Franklin Defendants. The Franklin Contribution will be used solely to defray the cost of distribution of the Cross-Track Settlement Sums (including costs of notice and settlement administration) to the Class Fund shareholders. Any overage, net of attorneys' fees and taxes on interest earned, shall go to the Class Funds in identity and proportions determined by the Franklin Defendants, together with any income or interest.

(pp) "Net of attorneys' fees" shall mean, as used in this Stipulation, that 75% of the portion of the Franklin Contribution not actually utilized to pay for the cost of distribution (including costs of notice and settlement administration) of the Cross-Track Settlements, sometimes referred to, colloquially, as "the overage", may be utilized to pay Plaintiff's Counsel's fee award (but not any expense award); provided, however, that said 75% shall, in no event, exceed 25% of the Franklin Contribution, or any lesser percentage the Court awards as Plaintiff's

Counsel's fee award. For avoidance of doubt, this proviso means that no more than a maximum of $687,500 (assuming Plaintiff's Counsel's fee award is set at 25%) from the Franklin Contribution may, under any circumstances, be utilized to fund Plaintiff's Counsel fee award, the remainder of the "overage", if any, going to the Class Funds as determined by the Franklin Defendants, as provided for elsewhere in this Stipulation.

(qq) "Notice" means notice of this Stipulation and Cross-Track Settlements as authorized by the Court (whether by direct mail, publication, internet or otherwise) consistent with the requirements of the Federal Rules of Civil Procedure, the PSLRA and due process.

(rr) "Notice Forms" means the forms of Notice to the Class to be agreed upon by the Parties and consistent with the terms of this Stipulation, which shall include a "summary notice," "long form notice," and "publication notice" as described in paragraphs 17 and 19 below.

(ss) "Order and Final Judgment" means the order and final judgment of dismissal with prejudice of the Action, in a form to be agreed upon by the Parties and submitted to the Court and that shall be consistent with the terms of this Stipulation, and that shall, among other things, approve the resolution, including the releases and dismissals, embodied in this Stipulation and the Cross-Track Settlements, enter the Bar Order, and release and discharge the Released Claims and Released Franklin Claims.

(tt) "Other Defendants" means any and all defendants in the Franklin Sub-Track other than the Franklin Defendants.

(uu) "Other Funds" means all mutual funds or series of mutual funds in the Franklin Complex (excluding the Class Funds) that were in existence during the Class Period.

(vv) "Parties" means the Class Lead Plaintiff and the Franklin Defendants.

(ww) "Person" means a natural person or any legal entity (including, without limitation, individuals, corporations, employee pension or other benefit or ERISA plans, and trusts).

(xx) "Plaintiff' means Class Lead Plaintiff.

(yy) "Plaintiff's Award" means any award to the individual Class Lead Plaintiff that shall be paid from the Monetary Amount, excluding the Franklin Contribution.

(zz) "Plaintiff's Counsel" means Class Lead Counsel and Napoli, Kaiser & Bern, LLP, Kirby McInerney LLP, and Straus & Boies, LLP.

(aaa) "Plaintiff Released Parties" means the Class Lead Plaintiff, the Class Members, and any of their attorneys, counsel, successors, executors, administrators, heirs and assigns.

(bbb) "Plaintiff Releasing Parties" means the Class Lead Plaintiff, and all Class Members. Plaintiff Releasing Parties also means, with respect to natural persons who are Plaintiff Releasing Parties, their present or past heirs, executors, administrators, successors and assigns, and with respect to legal entities other than natural persons that are Class Members, their predecessors, successors, assigns, trustees, participants and beneficiaries.

(ccc) "Plan of Allocation" shall have the meaning set forth in paragraph 18 below.

(ddd) "Preliminary Approval Order" means an order of the District Court that preliminarily approves this Stipulation and sets forth the means by which Notice of this Stipulation and Cross-Track Settlements shall be provided, in a form to be agreed upon by the Parties and to be submitted to the Court, and that shall be consistent with the terms of this Stipulation.

(eee) "PSLRA" means the Private Securities Litigation Reform Act of 1995.

(fff) "Released Franklin Claims" means any and all claims, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether suspected or unsuspected, whether accrued or unaccrued, including both known claims and Unknown Claims, that have been, could have been or might be asserted in the Action or in any other forum by the Franklin Released Parties against any of the Plaintiff Released Parties that concern, relate to or arise out of in any respect, directly or indirectly, the institution, prosecution or resolution of the Action (except for claims to enforce this Stipulation).

(ggg) "Released Claims" means any and all claims, rights or causes of action or liabilities whatsoever, whether based on federal, state, local, statutory or common law or any other law, rule or regulation, whether suspected or unsuspected, whether accrued or unaccrued, whether direct, class, derivative or brought in any other capacity, including both known claims and Unknown Claims, that have been, could have been or might have been asserted in the Class Complaint or in the Action or the Transferred Actions (as defined below) or in any other forum by the Plaintiff Releasing Parties against any of the Franklin Released Parties which concern, relate to or arise out of in any respect, directly or indirectly, Market Timing in any of the Class Funds during the Class Period, including any claims that any of the Franklin Released Parties allowed, arranged, assisted, cleared, brokered, financed, provided the means for, subjected investors to or otherwise facilitated or made material misrepresentations of fact or omissions concerning Market Timing in any of the Class Funds during the Class Period, provided, however, that nothing in this section or Stipulation shall be construed to release or limit in any way those claims asserted in the Derivative Action. The Released Claims include, without limitation, all of the claims that were or could have been brought, with respect to the Class Funds against any of the Franklin Released Parties in the Class Action Complaint, including claims that the manner in which the shares of some or all of the Class Funds were priced or valued exposed the funds and their shareholders to harm from Market Timing, and all of the claims that were or could have been brought, with respect to the Class Funds against any of the Franklin Released Parties in the complaints and actions filed in or transferred to the Franklin Templeton Sub-Track in MDL 1586 (the "Transferred Actions"). The Transferred Actions include but are not limited to: *Sharkey IRA/RO v. Franklin Resources, Inc., et al.*, 04-CV-1330 (GBD) (S.D.N.Y.); *Jaffe v. Franklin AGE High Income Fund, et al.*, CV-S-04-0146-PMP-RJJ (D. Nev.); *Bennett v. Franklin Resources, Inc., et al.*, CV-S-04-0154-HDM-RJJ (D. Nev.); *Beer v. Franklin AGE High Income Fund, et al.*, 04-CV-249-26 (MAP) (M.D. Fla.); *Dukes v. Franklin AGE High Income Fund, et al.*, 04-CV-0598-MJJ (N.D. Cal.); *Lum v. Franklin Resources, Inc., et al.*, 04-583 JSW (N.D. Cal.); *Fischbein v. Franklin AGE High Income Fund, et al.*, 04-584 JSW (N.D. Cal.); *Alexander v. Franklin AGE High Income Fund, et al.*, 04-cv-639 (SC) (N.D. Cal.); *Peter D'Alliessi and Lois D'Alliessi Living Trust, DTD v. Franklin AGE High Income Fund, et al.*, 04-cv-865 SC (N.D. Cal.); *Cullen v. Templeton Growth Fund, Inc., et al.*, 04-60420 (S.D. Fla.); and *Kenerly v. Templeton Funds, Inc. et al.*, 03-770 GPM (S.D. Ill.).

(hhh) "Stipulation" shall have the meaning set forth in the introductory paragraph.

(iii) "Taxes" means all taxes paid or payable on interest earned by the Franklin Contribution, and the reasonable expenses and costs incurred by Class Lead Counsel in connection with determining the amount of, and paying, any taxes on interest earned on the Franklin Contribution, plus the reasonable expenses of tax accountants.

(jjj) "Tolling Agreements" means the Tolling Agreement entered into between Class Lead Counsel and Franklin Counsel, including, but not limited to, those entered on or about September 20, 2004, September 24, 2004, February 10, 2005, May 9, 2006, May 11, 2006, May 12, 2006, September 3, 2009, and January 10, 2011, respectively, including all modifications or supplements thereto.

(kkk) "Unknown Claims" means any and all Released Claims which Plaintiff or any Class Member does not know or suspect to exist in his, her or its favor at the time of the release of the Franklin Released Parties, and any Released Franklin Claims which any of the Franklin Released Parties does not know or suspect to exist in its favor, which if known by him, her or it might have affected his, her or its decision(s) with respect to this Stipulation. With respect to any and all Released Claims and Released Franklin Claims, the Parties stipulate and agree that, upon the Effective Date, Plaintiff and the Franklin Defendants shall expressly waive, and each Class Member and each of the other Franklin Released Parties shall with respect to such claims be deemed to have waived, and by operation of the Order and Final Judgment shall have expressly waived, any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542, which provides:

> A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

The Parties acknowledge, and the Class Members and the Franklin Released Parties by operation of law shall be deemed to have acknowledged, that the inclusion of "Unknown Claims" in the definition of Released Claims and Released Franklin Claims was a material and separately bargained for element of this Stipulation.

2. **Consideration.** The consideration for the Stipulation consists of (a) the $2.75 million Franklin Contribution (including any interest earned thereon); (b) the Bar Order; (c) the final dismissal with prejudice of claims asserted in the Action and/or the Transferred Actions relating to the Class Funds; (d) the dismissal without prejudice of claims relating to Other Funds; and (e) the releases provided for herein, all as set forth in further detail below.

3. **Franklin Contribution.** Within ten (10) business days of the date of this Stipulation, the Franklin Defendants are obligated to pay, or cause to be paid, $2.75 million in cash into the Escrow Account for the benefit of the Class. The $2.75 million contributed by the Franklin Defendants plus any interest earned thereon shall be referred to as the "Franklin Contribution," which, together with any Cross-Track Settlement Sums, as provided in the Cross-Track Settlements, will constitute the Monetary Amount. The Franklin Contribution will be used solely to defray the cost of distribution of the Cross-Track Settlement Sums (including costs of notice and settlement administration) to Class Fund shareholders. Any portion of the Franklin Contribution not expended in distributing the Cross-Track Settlement Sums, net of attorneys' fees and taxes on interest earned, will be paid over to the Class Funds, in identity and proportions determined by the Franklin Defendants.

4. **Payments From Monetary Amount.** The Monetary Amount shall be used to pay: (i) any Taxes or estimated Taxes; (ii) any Lead Plaintiff Award; (iii) any Fee and Expense Award; and (iv) the Costs of Notice and Costs of Administration as provided herein. The balance of the Monetary Amount after the above payments shall be the "Net Monetary Amount." The Parties agree, however, that the Franklin Contribution will be used solely to defray the cost of distribution

(including costs of notice and settlement administration) to the Class Fund shareholders of the Cross-Track Settlement Sums with any overage, net of attorneys' fees and taxes on interest earned, going to the Class Funds. The Monetary Amount shall be deemed to be in the custody of the Court and shall remain subject to the jurisdiction of the Court until such time as such sum shall be paid out, distributed or returned pursuant to the terms of this Stipulation and/or further Order of the Court.

5. **Distribution of Net Monetary Amount.** The Net Monetary Amount shall be distributed to Authorized Claimants as provided herein.

6. **Escrow.** The Escrow Agent shall not disburse any portion of the Monetary Amount except as provided in this Stipulation, by Order of the Court, or with the prior, written consent of Class Lead Counsel and Franklin Counsel. All funds held in the Escrow Account shall be invested and reinvested in short term United States Agency or Treasury Securities, or mutual funds invested solely in such securities, except that any residual cash balances of less than $100,000 may be invested in money market mutual funds comprised exclusively of investments secured by the full faith and credit of the United States.

7. **Tax Payments on Monetary Amount.** (a) The Parties hereto agree that the Monetary Amount is intended to be part of a Qualified Settlement Fund within the meaning of Treasury Regulation § 1.468B-1 and that Class Lead Counsel, as administrator of the Monetary Amount within the meaning of Treasury Regulation § 1.468B-2(k)(3), shall be solely responsible for filing or causing to be filed all informational and other tax returns as may be necessary or appropriate (including, without limitation, the returns described in Treasury Regulation § 1.468B-2(k)) with respect to the Monetary Amount. Such returns shall be consistent with this paragraph and in all events shall reflect that all Taxes with respect to the Monetary Amount shall be paid out

of the Monetary Amount as provided in this Stipulation in paragraph 4 above. Class Lead Counsel shall also be solely responsible for causing payment to be made from the Monetary Amount of any Taxes owed with respect to the Monetary Amount and any estimated Taxes required. Class Lead Counsel, as administrator of the Monetary Amount within the meaning of Treasury Regulation §1.468B-2(k)(3), shall timely make such elections as are necessary or advisable to carry out this paragraph, including, as necessary, making a "relation back election," as described in Treasury Regulation § 1.468B-1(j), to cause the Qualified Settlement Fund to come into existence at the earliest allowable date, and shall take or cause to be taken all actions as may be necessary or appropriate in connection therewith.

(b) All Taxes paid or payable on interest earned on the Monetary Amount and estimated Taxes shall be timely paid by the Escrow Agent from the Escrow Account (including the Franklin Contribution, to the extent applicable) pursuant to disbursement instructions to be set forth in the Escrow Agreement, and without prior Order of the Court.

(c) In no event shall the Franklin Defendants have any responsibility whatsoever for making any filings (including elections, statements or returns) for the Monetary Amount (including the Franklin Contribution) or the Escrow Account, for paying any costs associated therewith, or for paying any taxes due upon income derived from the Monetary Amount or estimated taxes paid or owed thereon, or for administration of the Escrow Account.

8. **No Right of Return.** As of the Effective Date, the Franklin Defendants shall not have any right to the return of the Franklin Contribution, or any portion thereof, irrespective of the collective amount of losses of Authorized Claimants, the percentage of recovery of losses, or the amounts to be paid to Authorized Claimants from the Net Monetary Amount. The Parties agree, however, that any portion of the Franklin Contribution not expended for the cost of distribution

(including cost of notice and administration of this Stipulation) of the Cross-Track Settlement Sums, net of attorneys' fees and taxes on interest earned, will be paid over to the Class Funds, in identity and proportions determined by the Franklin Defendants.

9. **Dismissal and Releases.** (a) This Stipulation shall finally and fully dismiss the Action (and the Transferred Actions) as against the Franklin Released Parties and shall finally and fully dispose of any and all Released Claims and Released Franklin Claims, as set forth herein.

(b) Upon the Effective Date:

(i) All Released Claims brought by or on behalf of the Plaintiff Releasing Parties against the Franklin Released Parties, in any case or complaint transferred to or filed in the Franklin Sub-Track, are to be dismissed with prejudice.

(ii) All claims, other than those described in paragraph 9(b)(i) above, brought by or on behalf of Class Lead Plaintiff against the Franklin Released Parties in the Class Complaint, or by any plaintiff in any Transferred Action or complaint filed in the Franklin Sub-Track with respect to the Other Funds, are to be dismissed without prejudice.

(iii) The Plaintiff Releasing Parties, on behalf of themselves, their heirs, executors, administrators, successors, assigns, trustees, participants and beneficiaries shall be deemed to have released and forever discharged the Released Claims, and shall forever be enjoined from prosecuting the Released Claims, against the Franklin Released Parties.

(iv) The Franklin Released Parties shall be deemed to have released and forever discharged the Released Franklin Claims, and shall forever be enjoined from prosecuting the Released Franklin Claims, against the Plaintiff Released Parties.

(v) Additionally, the Class Lead Plaintiff shall provide a Blumberg-form release to all Franklin Released Parties and any individuals named in any of the

Transferred Actions, the Class Complaint, or any prior complaint filed in this Action with respect to any claims asserted or which could have been asserted in the Class Complaint, or any prior complaint filed in this Action, in the form attached as Exhibit B to this Stipulation, and to be provided to counsel for Franklin Defendants upon the effective date of the Stipulation.

10. **Bar Against Further Litigation.** After the Effective Date, the Class Lead Plaintiff shall not threaten, file or prosecute, whether individually, as a class representative, as a derivative plaintiff, or otherwise any claim against any of the Franklin Released Parties arising out of or relating to alleged Market Timing in the Franklin Complex not otherwise released herein, including without limitation any claims concerning alleged Market Timing in any of the Other Funds.

11. **Tolling Agreements.** Upon the Effective Date, the Tolling Agreements shall be deemed to be rescinded *ab initio* and null and void in their entirety.

12. **Cross-Claim Releases.** As a condition of any settlement(s) with any Other Defendants, Plaintiff shall obtain a cross-claim release from each such Other Defendant releasing the Franklin Released Parties from any and all claims relating to Market Timing (the "Cross-Claim Release"). The Franklin Defendants shall provide a reciprocal cross-claim release of like scope of any such settling Other Defendant(s) (including his or its current and former heirs, assigns, parents, subsidiaries, affiliates, successors and predecessors, and all of their current and former employees, officers, directors, trustees, members, partners, agents, counsel, predecessors, successors and assigns, in their capacities as such) that provides a Cross-Claim Release to the Franklin Released Parties. Each such Cross-Claim Release shall be structured so that it becomes effective at such time as this Stipulation and the settlement with the relevant Other Defendant(s)

become effective, and shall be held in escrow by Class Lead Counsel until the relevant settlements become effective.

13. **Bar Order.** The Parties shall request that the Court, as part of the Order and Final Judgment, enter a final bar order that: (a) will discharge, to the full extent permitted under the PSLRA, each of the Franklin Released Parties from all claims for contribution by any Person arising out of the Action (and the Transferred Actions), and (b) will discharge, to the full extent permitted by any applicable law (whether state, federal, local or statutory law or any other law, rule or regulation) each of the Franklin Released Parties from all claims by any Person for contribution or indemnification, however styled (and whether arising under state, federal, local, statutory or common law or any other law, rule or regulation) based upon, arising out of, relating to, or in connection with the Released Claims, with the exception of claims arising out of any indemnification obligations that may presently exist between or among any of the Franklin Released Parties. To the extent permitted by the PSLRA or other applicable law (whether state, federal, local, statutory or common law, or any other law, rule or regulation), the bar order will bar all claims for contribution or indemnification, however styled, based upon, arising out of, relating to, or in connection with the Released Claims or the Action (and the Transferred Actions) with the exception of claims arising out of any indemnification obligations that may presently exist between or among any of the Franklin Released Parties: (a) against the Franklin Released Parties; and (b) by the Franklin Released Parties against any Person other than any Person whose liability to the Class has been extinguished pursuant to this Stipulation and the Order and Final Judgment. Nothing in this section shall be construed to apply to or limit in any way the claims asserted in the Derivative Action.

14. **Stay of Litigation.** Litigation against the Franklin Released Parties with respect to the Released Claims shall be stayed except for proceedings relating to this Stipulation, and the Parties shall seek an Order from the Court providing that no Plaintiff, Class Member or any past or present shareholder in any of the Franklin Funds may commence, join or otherwise prosecute any Released Claim against any Franklin Released Party in any other proceeding, pending approval by the Court of this resolution including the releases and dismissals embodied by this Stipulation. Nothing in this section shall be deemed to apply to the Derivative Action.

15. **Class Certification.** The Parties shall stipulate to the certification of the Class pursuant to Fed. R. Civ. P. 23(a) and (b)(3), and approval of the Class Lead Plaintiff as class representative, for settlement purposes only. The Notice shall include a finding by the Court to that effect.

16. **Plaintiff's Award and Attorneys' Fees and Expenses.** (a) Any award to the Plaintiff ("Plaintiff's Award") shall be paid from the Monetary Amount (excluding the Franklin Contribution), as awarded by the Court. Neither the Franklin Defendants, nor any other Franklin Released Party, shall take any position with respect to any Plaintiff's Award, provided any application for a Plaintiff's Award shall be in an amount not to exceed in the aggregate $50,000. For avoidance of doubt, no part of any Plaintiff's Award will be paid out of the Franklin Contribution.

(b) Plaintiff's Counsel (on behalf of themselves and on behalf of any of their respective co-counsel) will apply to the Court for payment of a reasonable Fee and Expense Award from the Monetary Amount, in an amount not to exceed the amount referred to in the Notice forms approved by the Court, including accrued interest thereon (net of taxes) at the same net rate and for the same period as earned by the Monetary Amount (until paid). Neither the

Franklin Defendants, nor any other Franklin Released Party, shall take any position with respect to Plaintiff's Counsel's application for a Fee and Expense Award, provided such application is consistent with the terms of this Stipulation, nor shall the Franklin Defendants or any Franklin Released Party encourage, directly or indirectly, any other person or entity to take any position adverse to such application, and such matters are not the subject of any agreement between the Franklin Defendants and Plaintiff other than what is set forth in this Stipulation. Class Lead Counsel shall have sole and complete discretion in the allocation of any fees, costs and expenses among any counsel for the Class in the Action.

(c) Any Fee and Expense Award shall be paid to Plaintiff's Counsel from the Monetary Amount, subject to the Court's approval, immediately upon award, notwithstanding the existence of any timely filed objections thereto, or potential for appeal therefrom, or collateral attack on any of the terms of this Stipulation, or the Cross-Track Settlements, or any other settlement in the MDL, or any part thereof. Such payment shall, however, be subject to Plaintiff's Counsel's obligation to make appropriate refunds or repayments to the Escrow Account, plus accrued interest at the same net rate as earned by the Escrow Account, if the underlying agreement embodied in this Stipulation is terminated pursuant to the terms of this Stipulation or if, as a result of any appeal or further proceedings on remand, or successful collateral attack, the Fee and Expense Award is reduced or reversed. Plaintiff's Counsel shall make the appropriate refund or repayment in full no later than five (5) business days after receiving from Franklin Counsel notice of the termination of the underlying agreement embodied in this Stipulation or after receiving from a court of appropriate jurisdiction notice of any reduction of the Fee and Expense Award on appeal or otherwise.

(d) Any order or proceedings relating to the Fee and Expense Award, or any appeal from such an order, is not a material term of this Stipulation and shall not operate to terminate or cancel this Stipulation, or affect or delay the finality of the Order and Final Judgment approving the terms of this Stipulation, including the releases and dismissals embodied therein, or the Cross-Track Settlements. Neither a modification nor reversal or appeal of any Fee and Expense Award shall constitute grounds for cancellation or termination of this Stipulation, or the Cross-Track Settlements.

(e) The Parties further agree that any fee and expense application may include provisions for: (a) setting aside a portion of any attorneys' fees awarded from the Monetary Amount to compensate the Court-appointed Class Liaison Counsel (Tydings & Rosenberg LLP) who has performed "cross-track" work in MDL 1586 that has conferred a benefit to the Class, as well as work specifically in this Action ("Class Liaison Counsel"), and (b) reimbursing a portion of the expenses incurred by Class Liaison Counsel in connection with their cross-track work and work in this Action.

17. **Notice Program.** (a) The Plaintiff shall retain Rust Consulting, Inc. ("Rust Consulting") and/or its affiliate Kinsella Media LLC to formulate the Notice program, or some other notice expert as Class Lead Counsel may reasonably propose, subject to Court approval. The Parties agree that the Notice program, subject to Court approval, shall provide Notice of the resolution of this Action by this Stipulation and the Cross-Track Settlement to the Class through direct mail notice plus notice by publication to the extent deemed reasonably necessary by the notice expert.

(b) The Plaintiff and Franklin Defendants agree jointly to propose and support to the Court distributing notice of the resolution of this Action by this Stipulation and the Cross-

Track Settlements to Class Members by mailing a postcard-size notice with a full-length notice posted on a settlement website. The Franklin Defendants shall have no responsibility or liability, of any kind of nature, for the Notice program; however, their consent to the content of the Notice shall be sought and obtained prior to the sending of any Notice.

(c) To the extent reasonably practicable and where efficient, Plaintiff may seek to coordinate the notice and administration of this Stipulation with the notice and administration of the Cross-Track Settlements, as well as with the notice of one or more other settlements in the MDL. However, in no event shall the Franklin Defendants be required to pay more than the Franklin Contribution toward the Costs of Notice or the Costs of Administration.

(d) The Franklin Defendants agree that Class Lead Counsel may cause all Costs of Notice actually incurred in connection with the Stipulation and the Cross-Track Settlements to be paid from the Monetary Amount, without having to obtain further approval from the Franklin Defendants or the Court, provided that the Franklin Defendants' share of such Costs of Notice shall not exceed the Franklin Contribution.

(e) Any portion of the Franklin Contribution not expended in distributing the Cross-Track Settlement Sums, net of attorneys' fees and taxes on interest earned, will be paid over to the Class Funds, in identity and proportions determined by the Franklin Defendants.

18. **Administration and Distribution of The Monetary Amount.** (a) All payments from the Net Monetary Amount shall be determined by the Claims Administrator pursuant to a plan of allocation (the "Plan of Allocation"), subject to the approval of the Court. The Plaintiffs shall retain Rust Consulting (or another administrator, if determined by Class Lead Counsel to be in the best interests of the Class) as the Claims Administrator, subject to Court approval. Neither the Franklin Released Parties nor their attorneys will have any responsibility or liability for the

design or implementation of the Plan of Allocation or for the Claims Administrator's determinations pertaining to payments from the Net Monetary Amount to Authorized Claimants.

(b) The Parties agree that the Plan of Allocation shall follow the parameters set forth on Exhibit A hereto. Plaintiff's Counsel and Plaintiff's expert consultant, Financial Scholars Group, whose fees and expenses shall be paid from the Monetary Amount, shall be solely responsible for formulating the Plan of Allocation. The Franklin Defendants agree to cooperate, to the extent provided in definition (m) of paragraph 1 above, as reasonably necessary to facilitate the preparation and/or administration of the Plan of Allocation by providing data to the extent determined by Financial Scholars Group or Rust to be necessary for the formulation of a fair and efficient Plan of Allocation, or administration of the provisions of this Stipulation, and the Cross-Track Settlements. The Parties acknowledge and agree that the methodologies, formulas and equations set forth in Exhibit A represent a compromise for purposes of this Stipulation and the Cross-Track Settlements only, and nothing in Exhibit A shall be construed to be a concession or admission (i) of liability on the part of the Franklin Released Parties, or (ii) that the Plaintiff or Class Members incurred any damages, or may not have incurred greater damages than set forth therein, or that the proper or correct way of calculating the alleged damages of Class Lead Plaintiff and the Class, or calculating damages from Market Timing generally, is set forth therein.

(c) The Franklin Defendants agree that Class Lead Counsel may cause all Costs of Administration pursuant to the Plan of Allocation, actually incurred in connection with this Stipulation and the Cross-Track Settlements, and the implementation thereof, to paid from the Monetary Amount, without having to obtain further approval from the Franklin Defendants or the Court, provided that the Franklin Defendants' share of such Costs of Administration shall not exceed the Franklin Contribution.

(d) In the event that the sum of the Costs of Notice, the Costs of Administration, plus the other fees and expenses as described in paragraph 4 above, is less than the Franklin Contribution, then the balance of any such amount shall be deducted from the Monetary Amount and distributed to Class Funds, in identity and proportions determined by the Franklin Defendants.

(e) None of the Franklin Released Parties or their attorneys shall have any responsibility for the administration or disbursement of the Net Monetary Amount nor shall they have any liability in connection with such administration or the disbursement of the Net Monetary Amount.

(f) On the Effective Date, the Franklin Defendants shall cease to have any interest in any portion of the Monetary Amount or the Net Monetary Amount, and there shall be no reversion or return of the Franklin Contribution, the Monetary Amount or the Net Monetary Amount to the Franklin Defendants. If any amount of the Net Monetary Amount remains undistributed upon the conclusion of the settlement administration after reasonable and diligent efforts by the Claims Administrator, such undistributed amounts shall be distributed to the Class Funds in accordance with a plan established by the Class Lead Plaintiff.

(g) It is understood and agreed by the Parties hereto that any proposed Plan of Allocation or any portion thereof including, but not limited to, any adjustments to an Authorized Claimant's payment as set forth in the Plan of Allocation, is not a part of this Stipulation, and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness and adequacy of this Stipulation, and any order or proceeding or appeal relating to the Plan of Allocation shall not operate to terminate or cancel this Stipulation, or affect the finality of any of the Court's Order and Final Judgment approving this Stipulation or any other orders entered pursuant to this Stipulation.

(h) As soon as practicable after the Effective Date has occurred, the Claims Administrator shall distribute the Net Monetary Amount to eligible Class Members in accordance with the terms of the Plan of Allocation.

(i) It is anticipated that at least certain Class Members will be required to submit a proof of claim ("Proof of Claim"), in a form to be developed by Class Lead Counsel, in order to be eligible to participate in the distribution of the Net Monetary Amount. Each Class Member who submits a Proof of Claim will be required to submit such supporting documents as are designated therein, including appropriate records of the Class Member's holdings in the Class Funds during the Class Period, or such other documents or proof as the Claims Administrator or Class Lead Counsel, in their discretion, may deem acceptable. Class Lead Counsel shall have the right, but not the obligation, to advise the Claims Administrator to waive what Class Lead Counsel deem to be formal or technical defects in any Proofs of Claim submitted in the interests of achieving substantial justice. It is anticipated that the Proof of Claim will be available for downloading from the website to be established for the Franklin Sub-Track and will also be made available for mailing upon request. The Notice being made available to Class Members shall provide Class Members with information as to how they can (a) submit a proof of claim form to the Claims Administrator supported by appropriate records of Class Members' trades or holdings in the Class Funds during the Class Period, and/or (b) submit current or updated address information.

(j) Notwithstanding the foregoing subparagraph, if technically feasible and in the interests of the Class, payments from the Net Monetary Amount to certain Class Members may be calculated by the Claims Administrator pursuant to the Plan of Allocation using reliable share trading and holdings data provided by the Franklin Defendants or others to the Claims Administrator. Such payments may be made by the Claims Administrator to Authorized Claimants by mail to their last known addresses, without requiring Authorized Claimants to submit a Proof of Claim form or to take any other affirmative action.

(k) At the conclusion of the settlement claims administration process in the Franklin Sub-Track, and subject to the Effective Date having occurred, Class Lead Counsel shall move the Court, on notice to Franklin Counsel, for an order approving the administration determinations of the Claims Administrator accepting and rejecting Proof of Claims and calculating payment amounts for Authorized Claimants, and authorizing the distribution of the Net Monetary Amount to Authorized Claimants in accordance with the terms of the Plan of Allocation.

19. **Preliminary Approval**. (a) At the appropriate time for presentation of this Stipulation to the Court in accordance with the preceding paragraph, Plaintiff shall move the Court for preliminary approval of this Stipulation and seek approval from the Court to provide Notice of the Stipulation and the Cross-Track Settlements at such time and on such schedule as Plaintiff's Counsel determine is most appropriate, taking into account, *inter alia*, the desirability of maximizing efficiencies that may result from coordinating settlements with Other Defendants. The Franklin Defendants shall not oppose Plaintiff's motion for preliminary approval, subject to the Franklin Defendants' advance consent to Plaintiff's motion papers, which consent shall not be unreasonably withheld.

(b) The Parties hereto shall cooperate in drafting a proposed Preliminary Approval Order and Notice Forms (which the Parties anticipate will be exhibits to the Preliminary

Approval Order), containing usual and customary terms that would give preliminary Court-approval to this Stipulation and authorize the issuance of Notice of this Stipulation and the Cross-Track Settlements consistent with the requirements of the Federal Rules of Civil Procedure, the PSLRA and due process. Subject to Court approval, the Notice Forms will include: (i) a "summary notice" to be mailed to Class Members that will set forth in summary fashion the terms of this Stipulation and the Cross-Track Settlements and that will be capable of being printed on a mailer consisting of a two-sided 4.25" x 6" postcard printed on both sides; (ii) a "long form notice" to be posted on a website established for the Franklin Sub-Track (which may be coordinated across multiple sub-tracks in the MDL in which settlements have been reached) to which all potential Class Members will be referred, and that will set forth in greater detail the terms of all settlements in the Franklin Sub-Track and this Stipulation and that will include, among other things, a summary of the Plan of Allocation; (iii) a "publication notice" to be published in accordance with the Notice program; and (iv) such other forms of notice, including Internet advertising, as may be included in the Notice program. In order to maximize efficiency and minimize costs, the Parties agree to use best efforts to coordinate the drafting of the proposed Preliminary Approval Order with counsel for any Other Defendants in the Franklin Sub-Track that have settled with Plaintiff to the extent such coordination facilitates the preliminary approval of this Stipulation.

20. **Order and Final Judgment**. The Parties shall cooperate in drafting a proposed Order and Final Judgment, containing usual and customary terms that would provide for final Court-approval of the terms of this Stipulation, including the releases and dismissals embodied therein, and the settlements with the Other Defendants in the Franklin Sub-Track. The proposed Order and Final Judgment shall contain (i) a dismissal of claims consistent with paragraph 9

above; (ii) release of claims provisions consistent with paragraph 9 above; (iii) bar order provisions consistent with paragraphs 10 and 13 above; and (iv) an injunction against past and present shareholders in any of the Class Funds prosecuting any claims that allege, concern or relate to Market Timing. Nothing in this section shall be construed in any way to limit claims asserted in the Derivative Action, nor shall the proposed Order and Final Judgment referred to herein seek any such limitation.

21. **Effective Date**. The "Effective Date" of this Stipulation and the Cross-Track Settlements means the first business day after the date by which all of the following shall have occurred:

(a) the Court has preliminarily approved the Stipulation and entered the Preliminary Approval Order substantially in the form agreed to and submitted by the Parties pursuant to paragraph 19 above;

(b) the Court has certified the Class for purposes of this Stipulation and the Cross-Track Settlements only and has granted final approval to this Stipulation and the Cross-Track Settlements, following Notice to the Class and a hearing, as prescribed by Rule 23 of the Federal Rules of Civil Procedure;

(c) if the Bar Order is separate from the Order and Final Judgment, the Court has entered the Bar Order and the order entering the Bar Order has become Final; and

(d) the Court has entered the Order and Final Judgment, as described in paragraph 20 above, in a form substantially similar to that submitted by the Parties (or, in the event that the Court enters an order or judgment finally approving the Stipulation and the Cross-Track Settlements in a form that is not substantially similar to that submitted by the Parties ("Alternative Judgment"), none of the Parties elect to terminate the Stipulation and the Cross-

Track Settlements within thirty (30) days of entry of the Alternative Judgment), and the Order and Final Judgment or the Alternative Judgment has become Final.

22. **Termination Rights and Effect of Termination.** (a) Within thirty (30) days of: (i) the Court's declining to enter the Preliminary Approval Order in any material respect; (ii) the Court's refusal to approve this Stipulation or any material part of it; (iii) the Court's declining to enter the Order and Final Judgment in any material respect; or (iv) the date upon which the Order and Final Judgment is modified or reversed in any material respect by the U.S. Court of Appeals for the Fourth Circuit or the U.S. Supreme Court, Plaintiff and the Franklin Defendants shall each have the right to terminate this Stipulation by providing written notice to counsel for other Parties of an election to do so. In addition, this Stipulation may be terminated in whole or part as provided by the provisions herein as applicable. However, any judicial rulings with respect to Plaintiff's Counsel's application for the Fee and Expense Award, or with respect to the Plan of Allocation, shall not be considered material to this Stipulation and shall not be grounds for termination.

(b) Except as otherwise provided herein, in the event this Stipulation is terminated pursuant to its terms, then:

(i) within thirty (30) days of the written notice of termination, the Franklin Contribution, net of Taxes or estimated Taxes paid or owing, and any Notice Costs already paid or incurred by Plaintiff's Counsel as of such date of written notice of termination which are to be borne by the Franklin Defendants, shall be returned to the Franklin Defendants; and, to the extent applicable, any Cross-Track Settlement Sums contributed to the Monetary Amount, net of taxes or estimated taxes paid or owing and any Notice Costs paid or incurred which are not borne by the Other Defendants but are paid or to be paid out of the Monetary Amount, shall be returned to the Other Defendants, in the same proportion as contributed by such Other Defendants;

(ii) this Stipulation shall be deemed null and void with respect to the Parties hereto, and shall have no further force and effect with respect to any of the Parties;

(iii) the Parties hereto shall be deemed to have reverted to their respective status in the Actions as of December 21, 2010 and, except as otherwise expressly provided, the Parties shall proceed as if, this Stipulation, any prior agreement regarding resolution of the Action as against the Franklin Defendants, and any related orders entered in connection with the contemplated dismissal of the claims against the Franklin Defendants in the Franklin Sub-Track, had not been executed or entered; and

(iv) neither this Stipulation (including any of the exhibits hereto), nor any communications or negotiations with respect to this Stipulation, shall be used or referred to in the Franklin Sub-Track by any of the parties to the Action in the Franklin Sub-Track.

23. **Side Letter**. (a) This Stipulation is subject to a provision concerning opt-outs set forth in a separate side letter (the "Side Letter") between the Parties that is incorporated herein as part of this Stipulation.

(b) If the provision in the Side Letter is triggered, the Franklin Defendants shall have the option to cancel and terminate this Stipulation.

(c) Unless otherwise directed by the Court, the Side Letter will not be filed with the Court prior to the Final Settlement Hearing unless there is a dispute among the signatories to the Side Letter concerning its interpretation or application.

24. **No Admission of Wrongdoing**. The Franklin Defendants expressly deny any wrongdoing, liability or damages. This Stipulation (including Exhibit A hereto and the Side Letter), whether or not consummated, and any proceedings taken pursuant to it:

(a) shall not be offered or received against the Franklin Released Parties as evidence of, or construed as, or deemed to be evidence of any presumption, concession, or admission by the Franklin Released Parties with respect to the truth of any fact alleged by Plaintiff or the validity of any claim that was or could have been asserted against the Franklin Released Parties in the Action in the Franklin Sub-Track, or in any other litigation, or of any liability, negligence, fault, or other wrongdoing of any kind of the Franklin Released Parties;

(b) shall not be offered or received against the Franklin Released Parties as evidence of a presumption, concession or admission of any fault, misrepresentation or omission with respect to any statement or written document approved or made by the Franklin Released Parties, or against Plaintiff or any Class Members as evidence of any infirmity in the claims of Plaintiff or the Class Members;

(c) shall not be offered or received against the Franklin Released Parties, or against Plaintiff or any Class Members, as evidence of a presumption, concession or admission with respect to any liability, negligence, fault or wrongdoing of any kind, or in any way referred to for any other reason as against any of the Franklin Released Parties, in any other civil, criminal or administrative action or proceeding, in any forum, other than such proceedings as may be necessary to effectuate the provisions of this Stipulation; provided, however, that if this Stipulation is approved by the Court, the Franklin Released Parties may refer to it to effectuate the protection from liability granted them hereunder;

(d) shall not be offered or received against the Franklin Released Parties, or against Plaintiff or any Class Members, as evidence of a presumption, concession or admission that any of the methodologies, formulas or equations set forth in Exhibit A represent the proper or correct ways of calculating the alleged damages of Class Lead Plaintiff and the Class, or calculating damages from Market Timing generally;

(e) shall not be construed against the Franklin Released Parties, Plaintiff, or any Class Members, as an admission, concession, or presumption that the consideration to be given hereunder represents the amount which could be or would have been recovered after trial; and

(f) shall not be construed against the Plaintiff, or any Class Members as an admission, concession, or presumption that any of their claims are without merit or that any damages recoverable against the Franklin Defendants in the Action in the Franklin Sub-Track would not have exceeded $2.75 million.

25. **Exhibits.** All of the exhibits attached hereto are hereby incorporated by reference as though fully set forth herein.

26. **Cooperation.** The Parties hereto agree to cooperate with one another in seeking Court approval of this Stipulation and to use their best efforts to consummate this Stipulation.

27. **Stipulation Documentation.** Each Party will exert every reasonable effort and will act reasonably and in good faith to agree upon and execute such other documentation as may be required in order to implement and obtain preliminary and final approval by the Court of this Stipulation and the Cross-Track Settlements. If the Parties are unable to agree upon the form of documentation necessary to effectuate this Stipulation and the Cross-Track Settlements, and to obtain preliminary and final approval of the terms of this Stipulation and the Cross-Track Settlements, the Parties agree that they will bring any unresolved disputes as to the form of

documentation to the attention of the Court for resolution. No Party shall seek to evade its good faith obligations to seek approval and implementation of this Stipulation by virtue of any rulings, orders, governmental report, the results of the settlement administration process, or other development, whether in the Action or in any other action, or otherwise, that might hereinafter occur and might be deemed to alter the relative strengths of the Parties with respect to any claim or defense or their relative bargaining power with respect to negotiating a resolution, other than as permitted in this Stipulation.

28. **Arm's-Length Stipulation.** The Parties, by their undersigned counsel, have arrived at this Stipulation as a result of arm's-length negotiations and after consultation with experts, including Plaintiff's damage consultant.

29. **Non-Disparagement.** The Parties hereto intend for this Stipulation to be a final and complete resolution of all disputes asserted or which could be asserted by the Class Members against the Franklin Released Parties with respect to the Released Claims. Accordingly, Plaintiff and the Franklin Released Parties agree not to assert in any forum that the litigation was brought by Plaintiff or defended by the Franklin Defendants or the Individual Defendants in bad faith or without a reasonable basis. The Parties hereto shall not assert any claims of any violation of Rule 11 of the Federal Rules of Civil Procedure relating to the prosecution, defense, or resolution of the Action. The Parties agree that the consideration and the other terms of the Stipulation were negotiated at arm's-length in good faith by the Parties, and reflect an agreement that was reached voluntarily after consultation with experienced legal counsel.

30. **Confidentiality of Agreement.** Until such date as this Stipulation is publicly filed, unless any of the Franklin Defendants, Franklin Counsel or Plaintiff's Counsel concludes that disclosure is required by applicable law, regulation or order of a court or administrative body

having competent jurisdiction over one or more of the Parties, the Parties shall not disclose the substance of any negotiations leading to this Stipulation, or any of their terms, without prior notice to and consent of Plaintiff's Counsel or Franklin Counsel except that disclosure of the terms hereof may be made to current or prospective investors in Franklin Resources, all funds advised by Franklin Resources' subsidiaries, including but not limited to those in the Franklin Complex, current or prospective clients of Franklin Resources' subsidiary investment advisers, and other subsidiary service providers, and Franklin Resources' auditors and insurers. No Counsel shall unreasonably withhold consent to publication of the fact of the execution of this Stipulation. Plaintiff's Counsel and Franklin Counsel shall provide drafts of any proposed press releases, other statements to the media, or Internet website postings (each a "Statement") concerning this Stipulation to each other and shall not release any such Statement without the other's consent, which shall not be unreasonably withheld. No press releases, statements to the media, Internet website postings (other than the settlement website or in the Notice), or other public statements concerning this Stipulation shall include the names of any natural person named as a defendant in the Action or in the Transferred Actions.

31. **Headings.** The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

32. **Jurisdiction of Court.** The administration and consummation of this Stipulation shall be under the authority of the Court, and the Court shall retain jurisdiction for the purpose of entering orders providing for awards of attorneys' fees and expenses to Plaintiff's Counsel and enforcing the terms of this Stipulation, and all Parties submit to the jurisdiction of the Court for such purposes.

33. **Entire Agreement.** This Stipulation, including all exhibits hereto and the Side Letter, reflect the entirety of the agreement among the Parties hereto concerning the resolution and disposition of the Action with the Franklin Defendants, and no representations, warranties, or inducements have been made by any Party hereto concerning this Stipulation, or any of the exhibits hereto, other than those contained and memorialized in such documents.

34. **Amendment.** This Stipulation may be amended or modified only by a written instrument signed by, or on behalf of, all of the undersigned Parties or their successors in interest.

35. **Governing Law.** The construction, interpretation, operation, effect and validity of this Stipulation, and all documents necessary to effectuate this Stipulation, shall be governed by the internal laws of the State of New York without regard to conflicts of laws, except to the extent that federal law requires that federal law governs.

36. **Costs and Expenses.** Except as otherwise expressly provided in this Stipulation, each Party shall bear its own costs and expenses in connection with the prosecution and resolution of this litigation.

37. **No Tax Advice.** No opinion or advice concerning the tax consequences of this Stipulation, or any provision thereof, to any individual Class Members is being given or will be given by the Franklin Defendants or Plaintiff; nor is any representation or warranty in this regard made by virtue of this Stipulation. Each Class Member's tax obligations, and the determination thereof, are the sole responsibility of the Class Member, and it is understood that the tax consequences may vary depending on the particular circumstances of each individual Class Member.

38. **Construction.** This Stipulation shall not be construed more strictly against one Party than another merely by virtue of the fact that it, or any part of it, may have been prepared by

counsel for one of the Parties, it being recognized that it is the result of arm's-length negotiations between the Parties and all Parties have contributed substantially and materially to the preparation of this Stipulation.

39. **Authority of Counsel**. All counsel executing this Stipulation warrant and represent that they have the full authority to do so on behalf of the respective clients listed under their signatures below, and further represent and warrant that they have the authority to take appropriate action required or permitted to be taken pursuant to this Stipulation to effectuate its terms.

40. **Extensions of Time**. Without further order of the Court, the Parties hereto may agree to reasonable extensions of time to carry out their obligations under this Stipulation.

41. **Successors and Assigns**. This Stipulation shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and assigns, and upon any corporation or other entity into or with which any Party hereto may merge or consolidate, provided, however, that no assignment by any Party shall operate to relieve such Party of its obligations hereunder.

42. **Waiver and Severability**. The waiver by one Party of any breach of this Stipulation by another Party shall not be deemed a waiver of any other prior or subsequent breach of this Stipulation. To the extent that any portion of this Stipulation is found by a Court to be unenforceable or invalid under law, that finding shall in no way affect the enforceability or validity of the remainder of the Stipulation. Furthermore, any portion found to be unenforceable or invalid under law shall not be voided but shall be modified by the Parties so that its terms are enforceable and valid under law.

43. **Counterparts**. This Stipulation may be executed in one or more original, photocopied, electronically scanned or facsimile counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument.

Dated: March 14, 2011

WOLF POPPER LLP

By: 

Robert M. Kornreich
Chet B. Waldman
Andrew E. Lencyk
845 Third Avenue
New York, NY 10022
Phone: (212) 759-4600
Fax: (212) 486-2093

Class Lead Counsel in the Franklin Templeton Sub-Track, on behalf of Class Lead Plaintiff Deferred Compensation Plan for Employees of Nassau County and the Class

McCARTER & ENGLISH, LLP

By: 

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
245 Park Avenue, 27th Floor
Phone: (212) 609-6800
Fax: (212) 609-6921

On behalf of Defendants Franklin Resources, FAI, FTDI, FSS and FTAS

ME1 11356889v.1